AMMENDED AND RESTATED OPERATING AGREEMENT
SOZ, LLC

December 28, 2021

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of SOZ, LLC, a Delaware limited liability company (the "Company"), is entered into as of December 28, 2021 by and among the Company, and the original Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

RECITALS

WHEREAS, the Company was formed as Smith OZ, LLC, a Delaware limited liability company, pursuant to its Certificate of Formation filed with the Division of Corporations of Delaware on December 19, 2019;

WHEREAS, Goodloe E. Byron and the Verte Opportunity Fund, Inc entered into an Operating Agreement for the Company, with an effective date of December 30, 2019 (the "Original Agreement");

WHEREAS the Company and Goodloe E. Byron executed the Mutual and Release Agreement on April 29,2020 resulting in his resignation from the Board on Managers and his renunciation to any rights of SOZ membership units;

WHEREAS, the Company filed an Amendment to its Certificate of Formation filed with the Division of Corporations of Delaware on September 11, 2020 resolving to change the Company name to SOZ, LLC;

WHEREAS the Original Agreement was restated with an effective date of September 30, 2020 ("Restated Agreement"); and

WHEREAS the Members desire to amend and restate the Amended and Restated Agreement in its entirety for the purposes of setting forth the following agreements regulating the affairs of the Company and the relations of the Members, and on the terms and conditions set forth in, this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

A. The Company has been formed as a limited liability company under Chapter 18 of Title 6, et seq., of the Delaware Code (the "*Delaware Limited Liability*

Company Act"), by the filing of the certificate of formation with the office of the Secretary of State of Delaware. The Company may carry on any lawful business, purpose or activity permitted under the Delaware Limited Liability Company Act.

B. The Company is actively engaged in a trade or business, as defined under 26 USC 162, and its purpose is to operate as a qualified Opportunity Zone business, as defined in 26 USC 1400Z-2 (the "*OZ Regulations*"). The Company may not conduct any business that would disqualify the Company under the OZ Regulations.

C. The location of the principal place of business of the Company will be determined by the Board of Managers (the "*Board*"). In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the United States.

D. The registered agent for the Company is set forth in the Company's certificate of formation, provided that the Board may from time to time designate another registered agent by appropriate filings with the Secretary of State.

E. The term of the Company commenced on the date of filing of the certificate of formation and will be perpetual, unless an earlier term is specified in Section 8.1 or the Company is dissolved and terminated in accordance with the provisions of this Agreement.

F. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Italicized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Delaware Limited Liability Company Act.

"*Agreement*" means this Limited Liability Company Agreement of the Company, as may be amended from time to time.

"*Capital Account*" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"*Capital Contribution*" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"*Exhibit*" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"*Member*" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"*Membership Interest*" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Delaware Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"*Ownership Interest*" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"*Percentage Interest*" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A. If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"*Person*" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"*Units*" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members**.

A. With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Delaware Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Board in accordance with the Delaware Limited Liability Company Act.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management**.

A. Establishment of the Board. A Board of Managers of the Company (the "*Board*") is hereby established and shall be comprised of natural Persons (each such Person, a "*Manager*") who shall be appointed in accordance with the provisions of

Section 4.1.B. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the approval of the Members and to the terms of this Agreement. Notwithstanding such authority, each Manager may manage the affairs of the Company in conjunction with his, her, or its other business interests and activities, which may be competitive with or in direct competition with the business of the Company, and shall not be obligated to devote all or any particular part of his, her, or its time and effort to the Company and its affairs.

B. Board Composition; Vacancies.

(a) The Members shall elect the Board of Managers by a majority of the Percentage Interest.

(b) At all times, the Verte Opportunity Fund Member (the "*Verte Member*") will designate one Manager (the "*Verte Manager*"). In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of the Verte Manager, then Verte Member or its successor shall have the right to designate an individual to fill such vacancy and the Company and each Member hereby agree to take such actions as may be required to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that the Verte Member shall fail to designate in writing a representative to fill a vacant Verte Manager position on the Board, and such failure shall continue for more than thirty (30) days after notice from the Company to the Verte Member respectively as applicable, with respect to such failure, then the vacant position shall be filled by an individual designated by the majority of Members.

(c) If any person is serving as the Chief Executive Officer of the Company, such person will be a member of the Board. The Members may elect other Officers defined under provision 4.2 to serve on the Board of Managers.

(d) If any person serving as the Chief Executive Officer of the Company resigns, is removed, or is otherwise replaced, such person shall automatically, and without any action by the Board or Members, cease to be a Manager, and the Company's successor Chief Executive Officer appointed by vote of the majority of the Managers shall automatically become a Manager.

(e) At all times, the composition of any board of managers or board of directors of any Company Subsidiary shall be the same as that of the Board.

(f) The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "*Managers Schedule*"), and shall update the Managers Schedule (Exhibit B) upon the removal or replacement of any Manager in accordance with this Section 4.1.B.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause 4.1.A above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv) The amendment of this Agreement.

4.2 **Officers**. The Members are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Members determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Members; or (b) the officer is dismissed or terminated by the Members, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Members, and may be terminated, at any time and for any reason, by the Members.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Members will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) An up to date Managers Schedule, each of their respective full legal names, last known business or residence address, and Company titles;

(iii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iv) A copy of the certificate of formation of the Company, as may be amended from time to time ("*Certificate of Formation*"); and

(v) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election**. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

5.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Board is authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Certificate of Formation, this Agreement, or the Delaware Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Delaware Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Delaware Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Delaware Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action. A consent transmitted by electronic transmission will be deemed to be written and signed for purposes of this Article 6.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer; Admission of Transferee**. A Member may not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Percentage Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

(ii) Entry of a decree of judicial dissolution under Delaware Limited Liability Company Act;

(iii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv) The sale or transfer of all or substantially all of the Company's assets;

(v) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "*Company Agent*"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "*Damages*") to the maximum extent now or hereafter permitted under Delaware law. "*Proceeding*," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "*Expenses*," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Delaware law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and

(ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Certificate of Formation (together, the "*Organizational Documents*"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Delaware Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Delaware Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Delaware. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[*Remainder Intentionally Left Blank.]*

ARTICLE 11: UNITS

11.1 **Units Generally**. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Chief Executive Officer shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A

Section 11.2 **Authorization and Issuance of Class A Units**. Subject to compliance with this Agreement, the Company is hereby authorized to issue a class of Units designated as Class A Units. A total of 300,000 Class A Units are authorized for issuance to Members.

Section 11.3 **Authorization and Issuance of Class B Units**. Subject to compliance with this Agreement, the Company is hereby authorized to issue a class of Units designated as Class B Units. A total of 800,000 Class B Units are authorized for issuance to Members.

Section 11.4 **Priority of Distributions**. All Distributions determined to be made by the Chief Executive Officer shall be made in the following manner: (a) first, to the Class B Members pro rata in proportion to their holdings of Class B Units, until Distributions under this Section equal the aggregate amount of Capital Contributions attributable to the Class B Members in respect of their acquisitions of Class B Units; (b) second, to the Class A Members pro rata in proportion to their holdings of Class A Units, until Distributions under this Section equal the aggregate amount of Capital Contributions attributable to the Members in respect of their acquisitions of Class A Units; and (c) third, any remaining amounts to the Members holding Units pro rata in proportion to their aggregate holdings of Units.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Limited Liability Company Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: December 28, 2021

Leonard O. Mills
____
Leonard O Mills
Unit A Member
CEO, SOZ

Leonard O. Mills
____
Leonard O Mills
Unit B Member

Leonard O. Mills
____
Leonard O Mills
CEO, Verte Opportunity Fund, Inc
Unit B Member

<u>EXHIBIT A</u>

MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, 10.1,11.1,11,2 and 11,3.

Member	Capital Contribution	A Units	B Units
Verte Opportunity Fund, Inc	$71,250		205,640
Leonard Mills		300,000	
Leonard Mills	$31,700		82,451

EXHIBIT B

MANAGERS SCHEDULE

Name of Manager	Title
Leonard O. Mills 2431 Epstein Ct Brookville, MD 20833	Chief Executive Officer